April 30, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549
Attn: Mr. Mark Brunhofer and Mr. Jim Rosenberg

Re:     FBL Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 27, 2019
File No. 001-11917

Dear Sirs:

Below is the response of FBL Financial Group, Inc. (the “Company,” or “we”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2019 with respect to the Company’s Form 10-K filed with the Commission on February 27, 2019.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended December 31, 2018
Notes to Consolidated Financial Statements
Note 13: Segment Information, page 112

1.
Please represent to us that in future periodic reports on Forms 10-K and 10-Q you will remove your discussion and presentation of "non-GAAP operating income" from your financial statement footnote consistent with the requirement in Item 10(e)(1)(ii)(C) of Regulation S-K and that you will provide the reconciliation from the total of your segments' profit directly to your pre-tax income as required by ASC 280-10-50-30b. Regarding your measures entitled "pre-tax non-GAAP operating income" and "non-GAAP operating revenues," which appear to be your segment profit and segment revenues measures, respectively, under ASC 280-10-50-22, tell us why you label them as non-GAAP.

Response:

We will remove our discussion and presentation of “non-GAAP operating income” from our financial statement footnote disclosure regarding segment information in future periodic reports on Forms 10-K and 10-Q. We will continue disclosing pre-tax operating income by segment and label it "pre-tax adjusted operating income." In addition, we will provide a reconciliation from the total of our segments’ pre-tax profit directly to our pre-tax income as reported in our Consolidated Statements of Operations prepared in accordance with U.S. generally accepted accounting principles. All references to “pre-tax non-GAAP operating income” and “non-GAAP operating revenues” will be changed to remove the references to “non-GAAP.” Historically, we used the references to “non-GAAP” to highlight the measures would not tie directly to the Consolidated Statements of Operations prepared in accordance with U.S. generally accepted accounting principles.
Please see the following for a draft of the disclosure format we intend to use for our Segment Information footnote in our Form 10-Q for the period ended March 31, 2019. Financial information for 2019 is not included in the draft as we are not releasing our quarterly earnings until May 2, 2019.
Excerpt from Form 10-Q:

9. Segment Information

We analyze operations by reviewing financial information regarding our primary products that are aggregated into the Annuity and Life Insurance product segments. In addition, our Corporate and Other segment includes various support operations, corporate capital and other product lines that are not currently underwritten by the Company.
Our chief operating decision makers use pre-tax adjusted operating income to evaluate segment performance and allocate resources. Pre-tax adjusted operating income is not a measure used in financial statements prepared in accordance with GAAP, but is a common life insurance industry measure of performance.
Pre-tax adjusted operating income consists of pre-tax net income adjusted to exclude realized gains and losses on investments and the change in fair value of derivatives and equity securities, which can fluctuate greatly from period to period. These fluctuations make it difficult to analyze core operating trends. In addition, for derivatives not designated as hedges, there is a mismatch between the valuation of the asset and liability when deriving net income (loss). Specifically, call options relating to our indexed business are one-year assets while the embedded derivatives in the indexed contracts represent the rights of the contract holder to receive index credits over the entire period the indexed products are expected to be in force. Adjustments to pre-tax net income are net of amortization of unearned revenue reserves, deferred acquisition costs and value of insurance in force acquired, as well as changes in interest sensitive product reserves. While not applicable for the periods reported herein, in determining pre-tax adjusted operating income we will also remove the impact of: settlements or judgments arising from lawsuits, net of any recoveries from third parties; the cumulative effect of changes in accounting principles and discontinued operations.
Segment results are reported net of inter-segment transactions.

Financial Information Concerning our Operating Segments

	Three months ended March 31,
	2019	2018

Pre-tax adjusted operating income:
Annuity		$16,582
Life Insurance		10,897
Corporate and Other		3,533
Total pre-tax adjusted operating income		31,012

Adjustments to pre-tax adjusted operating income:
Net realized gains/losses on investments (1)		(2,814)
Change in fair value of derivatives (1)		(644)
Pre-tax net income attributable to FBL Financial Group, Inc.		27,554
Income tax expense		(3,813)
Tax on equity income		(176)
Net income attributable to FBL Financial Group, Inc.		$23,565

Adjusted operating revenues:
Annuity		$57,435
Life Insurance		107,727
Corporate and Other		24,111
		189,273
Net realized gains/losses on investments (1)		(2,971)
Change in fair value of derivatives (1)		(3,872)
Consolidated revenues		$182,430

_____________________________________________________________________________________________
If you should have any questions concerning this response, please contact the undersigned at (515) 226-6399.

Sincerely,

/s/ Donald J. Seibel

Donald J. Seibel
Chief Financial Officer and Treasurer
FBL Financial Group, Inc.